                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No.18)/1/


                       PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  718009-6-08
                                  -----------
                                 (CUSIP Number)

         Francois Jobard                   Michel Avenas
         Vivendi                           c/o Vivendi North America Management
         42 Avenue de Friedland 75380      Services, Inc.
         Paris, Cedex 08, France           800 Third Avenue
         3314-924-4924                     New York, New York 10022
                                           212-753-2000

                             Roger H. Kimmel, Esq.
                               Latham & Watkins
                               885 Third Avenue
                           New York, New York 10022
                                (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 25, 1999
                              ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 16 Pages)

__________________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 718009-6-08                                    PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vivendi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,823,502
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,094,586
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,823,502
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,094,586
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,918,088
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 16.9% (based upon 40,865,330 shares outstanding as of June 30, 1999 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 718009-6-08                                    PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vivendi North America Company (formerly Anjou International Company)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             752,586
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          752,586
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      752,586
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 1.8% (based upon 40,865,330 shares outstanding as of June 30, 1999 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 718009-6-08                                    PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Compagnie Generale Des Eaux
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             342,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          342,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      342,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 0.8% (based upon 40,865,330 shares outstanding as of June 30, 1999 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN (limited partnership)
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                13D                   Page 5  of 16
---------------------------                          ---------------------------

          This Amendment No. 18, which amends the Statement on Schedule 13D, dated September 7, 1983, as amended and restated in its entirety by Amendment No. 17, of Vivendi (formerly Compagnie Generale des Eaux), and its subsidiary Vivendi North America Company (formerly Anjou International Company), is filed to add Vivendi's subsidiary, Compagnie Generale Des Eaux, as a filing person and reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Common Stock, par value $.50 per share, of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer").

Item 1.   Security and Issuer.

          The Issuer's principal executive offices are located at 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010. This statement relates to the shares of common stock, par value $.50 per share, of the Issuer (the "Shares").

Item 2.   Identity and Background.

          (a) This statement is filed by Vivendi, a French corporation ("Vivendi"), and its wholly owned subsidiaries Vivendi North America Company ("VNAC," formerly Anjou International Company) and Compagnie Generale Des Eaux ("CGE" and, together with Vivendi and VNAC, the "Filing Persons").

          (b) The business address of Vivendi is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of VNAC is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, New York, New York 10022. The business address of CGE is 52 Rue d'Anjou 75008, Paris, France.

          (c) Vivendi and its subsidiaries are involved in three major sectors: utilities (water, transport, waste management and energy), communications (telecommunications, publishing, multimedia and audiovisual) and construction and real estate.

              VNAC is a holding company for certain of Vivendi's interests in the United States.

              CGE is a wholly-owned subsidiary of Vivendi dedicated to and engaged in water and wastewater management and activities.

              The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi and VNAC and the executive officers and members of the supervisory board of CGE are set forth in Schedule 1 hereto and incorporated herein by reference.

          (d) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

              During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

              During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                13D                   Page 6  of 16
---------------------------                          ---------------------------

          (e) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of the executive officers and the directors or supervisory board members, as applicable, of Vivendi, VNAC and CGE is set forth in Schedule 1 hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          Vivendi received 2,836,302 Shares, and VNAC received 85,920 Shares, in exchange for 1,980,658 shares and 60,000 shares, respectively, of common stock of Consumers Water Company ("Consumers") owned by them, pursuant to the merger of Consumers with the Issuer in which each outstanding share of common stock of Consumers was converted into 1.432 Shares. The source of the funds used to finance the open market purchases of Shares reported by this Amendment No. 18 was working capital of Vivendi that was contributed as additional equity to CGE. The total amount of such funds was approximately $7,820,000, exclusive of brokerage commissions.

Item 4.   Purpose of Transaction.

          The Shares owned by the Filing Persons were acquired, and are being held, as an investment. Except as described in clause (c) below, none of the Filing Persons has any present plans or proposals which may be related to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, Vivendi intends to request that the Issuer nominate an executive of Vivendi or one of its affiliates to fill the board seat traditionally held by an executive of Vivendi (or one of its affiliates) which was held by Claudio Elia until his death;

          (d) Any material change in the present capitalization or dividend policy of the issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                13D                   Page 7  of 16
---------------------------                          ---------------------------

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.

              Vivendi presently intends to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, Vivendi may seek to acquire (either directly or through a subsidiary, including VNAC and CGE) additional Shares from time to time in the open market or in negotiated transactions or both as would result in Vivendi and its subsidiaries holding up to 19.99% of the outstanding Shares or may sell its Shares. Vivendi has advised the Issuer that any additional purchases of Shares will be solely for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          (a) As of October 25, 1999, Vivendi was the beneficial owner of 6,918,088 Shares constituting approximately 16.9% of the outstanding Shares (based upon 40,865,330 Shares outstanding as of June 30, 1999 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999). To the best knowledge of Vivendi, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

              As of October 25, 1999, VNAC was the beneficial owner of 752,586 Shares, constituting approximately 1.8% of the outstanding Shares based upon 40,865,330 Shares outstanding). To the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

              As of October 25, 1999, CGE was the beneficial owner of 342,000 Shares, constituting approximately 0.8% of the outstanding Shares (based upon 40,865,330 Shares outstanding).

          (b) Vivendi has the sole power to vote or direct the disposition of 5,823,502 Shares. Vivendi has the shared power to vote or direct the disposition of 1,094,586 Shares. VNAC and CGE have the shared power to vote or direct the disposition of 752,586 Shares and 342,000 Shares, respectively.

          (c) Neither Vivendi nor, to the best of Vivendi's knowledge, any executive officer or director of Vivendi: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

              Except as set forth on Schedule 1 hereto and incorporated herein by reference, neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

              Except for the open market purchases set forth on Schedule 2 hereto and incorporated herein by reference, neither CGE nor, to the best of CGE's knowledge, any executive officer or supervisory board member of CGE: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          (d) Not applicable.

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                13D                   Page 8  of 16
---------------------------                          ---------------------------

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          1.  Joint Filing Agreement.

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                 13D                   Page 9 of 16
---------------------------                          ---------------------------

                                   Schedule 1

                      Directors and Executive Officers of
                                    Vivendi

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      Present Principal
                                                                                                  Occupation or Employment,
Position with Vivendi                                                                                Including the Name
                                                Name and                                          (principal business) and
                                            Business Address                     Citizenship     Address (if different than
                                                                                                    Business Address) of
                                                                                                          Employer
----------------------------------------------------------------------------------------------------------------------------
1.   Directors
----------------------------------------------------------------------------------------------------------------------------
Chairman of the Board     Jean-Marie Messier                                     French          Chairman of the Board and
and Chief Executive       c/o Vivendi                                                            Chief Executive Officer of
Officer                   42 Avenue de Friedland                                                 Vivendi and Cegetel
                          75380 Paris,  Cedex 08, France
----------------------------------------------------------------------------------------------------------------------------
Vice Chairman and         Jean-Louis Beffa                                       French          Chairman and Chief
Director                  c/o Compagnie Saint Gobain les Miroirs                                 Executive Officer of
                          18, Avenue d'Alsace                                                    Compagnie de Saint-Gobain
                          92400 Courbevoie, France
----------------------------------------------------------------------------------------------------------------------------
Director                  Bernard Arnault                                        French          Chairman and Chief
                          LVMH                                                                   Executive Officer of Louis
                          30, avenue Hoche                                                       Vuitton Moet Hennessy,
                          75008 Paris                                                            Christian Dior, Groupe
                          France                                                                 Arnault S.A. and Compagnie
                                                                                                 Financiere du Nord
----------------------------------------------------------------------------------------------------------------------------
Director                  Jean-Marc Espalioux                                    French          Chairman and CEO of Accor;
                          Accor                                                                  Director of Fiat France
                          2, rue de la Mare Neuve                                                and Europcar International.
                          91021 Evry Cedex
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Philippe Foriel-Destezet                               French          Chairman and Chief
                          Nescofin                                                               Executive Officer of
                          43 Rutlandgate                                                         Adecco, Alcila, Ecco, Idem
                          S.W. 71 ED London                                                      France and Nescofin UK
                          England                                                                Limited
----------------------------------------------------------------------------------------------------------------------------
Director                  Jacques Friedmann                                      French          Chairman of the
                          AXA                                                                    Supervisory Board of AXA
                          9, Place Vendome
                          75001 Paris
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Esther Koplowitz                                       Spanish         Vice Chairman of the Board
                          F.C.C.-Madrid-Spain                                                    of Directors of FCC
                          Plaza Pablo Ruiz Picasso
                          28020 Madrid
                          Spain
----------------------------------------------------------------------------------------------------------------------------

---------------------------                          ---------------------------
 CUSIP No. 718009-6-08                 13D                   Page 10 of 16
---------------------------                          ---------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                      Present Principal
                                                                                                  Occupation or Employment,
Position with Vivendi                                                                                Including the Name
                                                Name and                                          (principal business) and
                                            Business Address                     Citizenship     Address (if different than
                                                                                                    Business Address) of
                                                                                                          Employer
----------------------------------------------------------------------------------------------------------------------------
Director                  Henri Lachmann                                         French          Chairman and CEO of
                          Schneider S.A.                                                         Schneider S.A. and
                          64/70 avenue Jean-Baptiste Clement                                     Schneider Electric S.A.
                          92646 Boulogne Billancourt
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Eric Licoys                                            French          Chairman and CEO of Havas
                          Havas                                                                  and General Manager of
                          31, rue du Colisee                                                     Vivendi.
                          75008 Paris, France
----------------------------------------------------------------------------------------------------------------------------
Director                  Thomas Middelhoff                                      German          Chairman and CEO of
                          Bertelsmann AG                                                         Bertelsmann
                          Carl-Bertelsmann-Strabe 270
                          D-33311 Gutersloh
                          Germany
----------------------------------------------------------------------------------------------------------------------------
Director                  Simon Murray                                           British         Chairman, Simon Murray &
                          Simon Murray and Associates (U.K.) Ltd.                                Company
                          Princes House
                          38 Jermyn Street
                          England
----------------------------------------------------------------------------------------------------------------------------
Director                  Serge Tchuruk                                          French          Chairman and Chief
                          Alcatel                                                                Executive Officer of
                          64, fue de la Boetie                                                   Alcatel and Chairman of
                          75008 Paris, France                                                    Alcatel USA Corp.
----------------------------------------------------------------------------------------------------------------------------
Director                  Rene Thomas                                            French          Honorary Chairman and
                          c/o Banexi                                                             Director of Banque
                          16 Blvd. des Italiens                                                  Nationale de Paris and
                          75009 Paris, France                                                    Vice Chairman of the
                                                                                                 Supervisory Board of
                                                                                                 Banque pour l'Expansion
                                                                                                 Industrielle - BANEXI
----------------------------------------------------------------------------------------------------------------------------
Director                  Marc Vienot                                            French          Chairman of Paris-Europlace
                          Paris Europlace
                          39, rue Cambon
                          75039 Paris, Cedex ler
                          France
----------------------------------------------------------------------------------------------------------------------------

-----------------------                                      -------------------
CUSIP No. 718009-6-08                 13D                       Page 11 of 16
-----------------------                                      -------------------

----------------------------------------------------------------------------------------------------------------------
                                             Name and                                          Present Principal
                                          Business Address                                       Occupation or
Position with Vivendi             Except as otherwise indicated, the                              Employment,
                                  Business Address of each person is                           Including the Name
                                           c/o Vivendi                        Citizenship      (principal business)
                                      42 Avenue de Friedland                                      and Address (if
                                  75384, Paris, Cedex 08, France                               different than Business
                                                                                                 Address) of Employer
----------------------------------------------------------------------------------------------------------------------
II. Executive Officers
(other than those
who are also Directors)
----------------------------------------------------------------------------------------------------------------------
Senior Executive            Henri Proglio                                     French
Vice President,
Vivendi Utilities
----------------------------------------------------------------------------------------------------------------------
Senior Executive            Philippe Germond                                  French
Vice President,
Vivendi Communications
----------------------------------------------------------------------------------------------------------------------
Executive Vice              Jean-Francois Colin                               French
President, Human
Resources
----------------------------------------------------------------------------------------------------------------------
Chief Financial             Guillaume Hannezo                                 French
Officer
----------------------------------------------------------------------------------------------------------------------
Company Secretary           Jean-Francois Dubos                               French
----------------------------------------------------------------------------------------------------------------------
Corporate                   Christine Delavennat                              French
Communication
----------------------------------------------------------------------------------------------------------------------
International Affairs       Thierry de Beauce                                 French
----------------------------------------------------------------------------------------------------------------------
Strategy and Business       Agnes Audier                                      French
Development
----------------------------------------------------------------------------------------------------------------------
Ethical Standards           Sylvie d'Arvisenet                                French
----------------------------------------------------------------------------------------------------------------------
Executive Committee         Daniel Caille                                     French
Member
----------------------------------------------------------------------------------------------------------------------
Executive Committee         Stephane Richard                                  French
Member
----------------------------------------------------------------------------------------------------------------------
Executive Committee         Antoine Zacharias                                 French
Member
----------------------------------------------------------------------------------------------------------------------

-----------------------                                      -------------------
CUSIP No. 718009-6-08                 13D                       Page 12 of 16
-----------------------                                      -------------------

                      Directors and Executive Officers of
                         Vivendi North America Company

------------------------------------------------------------------------------------------------------------------------------
                                                Name and                                            Present Principal
                                            Business Address                                          Occupation or
                                   Except as otherwise indicated, the                              Employment, Including
                                   Business Address of each person is                               the Name (principal
Position with Vivendi              c/o Vivendi North America Management                           business) and Address (if
    North America                            Services, Inc.                                       different  than Business
      Company                              800 Third Avenue,                     Citizenship        Address) of Employer
                                           New York, NY 10022
------------------------------------------------------------------------------------------------------------------------------
I.   Directors
------------------------------------------------------------------------------------------------------------------------------
Chairman of the Board         William Kriegel                                    USA              Chairman of the Board and
and Chief Executive                                                                               Chief Executive Officer of
Officer                                                                                           Sithe Energies, Inc.;
                                                                                                  Chairman of the Board of Air
                                                                                                  & Water Technologies
                                                                                                  Corporation
------------------------------------------------------------------------------------------------------------------------------
President and Director        Michel Avenas/2/                                   French
------------------------------------------------------------------------------------------------------------------------------
Director                      Thierry M. Mallet                                  French           President and CEO of Air &
                              c/o Aqua Alliance, Inc.                                             Water Technologies
                              800 Third Avenue                                                    Corporation
                              New York, New York  10022
------------------------------------------------------------------------------------------------------------------------------
Director                      Michel Gourvennec                                  French           President and Chief
                              3225 Aviation Avenue                                                Executive Officer of
                              Miami, Florida 33133                                                Montenay International
------------------------------------------------------------------------------------------------------------------------------
Director                      W. Harrison Wellford, Esq.                         USA              Partner at Latham & Watkins;
                              Latham & Watkins                                                    Vice Chairman of Sithe
                              1001 Pennsylvania Avenue, NW                                        Energies, Inc.
                              Suite 1300
                              Washington, DC  20004
------------------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who
are also Directors)
------------------------------------------------------------------------------------------------------------------------------
Vice President and            Christian G. Farman                                USA
Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------------
Vice President and            Neil Lawrence Lane                                 USA
General Counsel
------------------------------------------------------------------------------------------------------------------------------

_______________________

/2/ Michel Avenas is the beneficial owner of 543 Shares. He received 143 shares in exchange for 100 shares of common stock of Consumers pursuant to the merger of Consumers into the Issuer. He received 400 shares in June of 1999 as a part of the Issuer's 1999 Equity Compensation Plan.

-------------------------                                    -----------------
CUSIP No. 718009-6-08                 13D                      Page 13 of 16
-------------------------                                    -----------------

          Members of the Supervisory Board and Executive Officers of
                          Compagnie Generale des Eaux

--------------------------------------------------------------------------------------------------------------------------------
                                                Name and                                            Present Principal
                                            Business Address                                           Occupation or
                                   Except as otherwise indicated, the                               Employment, Including
                                   Business Address of each person is                                the Name (principal
Position with Compagnie              c/o Compagnie Generale Des Eaux                               business)and Address (if
 Generale des Eaux                           52 Rue d'Anjou                                        different than Business
                                           75008 Paris, France                    Citizenship        Address) of Employer
--------------------------------------------------------------------------------------------------------------------------------
I. Members of the
Supervisory Board
--------------------------------------------------------------------------------------------------------------------------------
Member                       Jean-Marie Messier                                   French           Chairman of the Board and
                             c/o Vivendi                                                           Chief Executive Officer of
                             42 Avenue de Friedland                                                Vivendi and Cegetel
                             75380 Paris, Cedex 08, France
--------------------------------------------------------------------------------------------------------------------------------
Member                       Guillaume Hannezo                                    French           Chief Financial Officer,
                             c/o Vivendi                                                           Vivendi
                             42 Avenue de Friedland
                             75380 Paris, Cedex 08, France
--------------------------------------------------------------------------------------------------------------------------------
Member                       Antoine Zacharias                                    French           Chief Executive Officer, SGE
                             c/o Vivendi                                                           (Vivendi Construction and
                             42 Avenue de Friedland                                                Property Subsidiary)
                             75380 Paris, Cedex 08, France
--------------------------------------------------------------------------------------------------------------------------------
Member, President and        Henri Proglio                                        French           Senior Executive Vice
Chief Executive Officer      c/o Vivendi                                                           President, Vivendi Utilities
                             42 Avenue de Friedland
                             75380 Paris, Cedex 08, France
--------------------------------------------------------------------------------------------------------------------------------
Member (represented by       Edrif S.A.                                           French S.A.      A public limited company
Mr. Serge Michel)            5, rue Tronson du Coudray                                             whose business is the study,
                             75008 Paris, France                                                   design and operation of
                                                                                                   projects in the fields of
                                                                                                   finance, industry, trade,
                                                                                                   housing or agriculture
--------------------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who
are also Members of
the Supervisory Board)
--------------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer      Oliver Barbaroux                                     French
--------------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice        Gerard Mohr                                          French
President
--------------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice        Olivier Grunberg                                     French
President
--------------------------------------------------------------------------------------------------------------------------------

-------------------------                                    -----------------
CUSIP No. 718009-6-08                 13D                      Page 14 of 16
-------------------------                                    -----------------

                                   SCHEDULE 2


     Date Acquired              No. of Shares             Price Per Share
     -------------              -------------             ---------------
        8/30/99                     4,600                     24.0000
        8/31/99                     5,000                     23.3000
        9/01/99                     5,000                     23.8750
        9/02/99                       500                     24.0000
        9/03/99                       500                     24.0000
        9/09/99                     1,500                     24.0000
        9/14/99                     5,000                     23.8188
        9/15/99                     5,000                     23.4625
        9/16/99                     5,000                     23.4888


          All of the Shares were acquired by CGE in open market purchases on the New York Stock Exchange.

-------------------------                                    -----------------
CUSIP No. 718009-6-08                 13D                      Page 15 of 16
-------------------------                                    -----------------

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                VIVENDI


                                By  /s/ Guillaume Hannezo
                                    ------------------------------
                                    Name:  Guillaume Hannezo
                                    Title: Chief Financial Officer


                                VIVENDI NORTH AMERICA COMPANY


                                By: /s/ Michel Avenas
                                    ------------------------------
                                    Name:  Michel Avenas
                                    Title: President


                                COMPAGNIE GENERALE DES EAUX


                                By: /s/ Henri Proglio
                                    ------------------------------
                                    Name:  Henri Proglio
                                    Title: President and Chief Executive Officer


Dated:  October 27,1999

-------------------------                                    -----------------
CUSIP No. 718009-6-08                 13D                      Page 16 of 16
-------------------------                                    -----------------

EXHIBIT 1

                            JOINT FILING AGREEMENT
                            ----------------------


          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.50 per share (the "Shares"), of Philadelphia Suburban Corporation, a Pennsylvania corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 27th day of October, 1999.

                                VIVENDI


                                By  /s/ Guillaume Hannezo
                                    ------------------------------
                                    Name:  Guillaume Hannezo
                                    Title: Chief Financial Officer


                                VIVENDI NORTH AMERICA COMPANY


                                By: /s/ Michel Avenas
                                    ------------------------------
                                    Name:  Michel Avenas
                                    Title: President


                                COMPAGNIE GENERALE DES EAUX


                                By: /s/ Henri Proglio
                                    ------------------------------
                                    Name:  Henri Proglio
                                    Title: President and Chief Executive Officer